SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2(b)

(Amendment No. 7)1

Maxygen, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

577776107 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Technogen Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

Number of Shares Beneficially Owned By Each Reporting Person With	5. SOLE VOTING POWER

Nil
6. SHARED VOTING POWER

1,043,333
7. SOLE DISPOSITIVE POWER

Nil
8. SHARED DISPOSITIVE POWER

1,043,333

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,043,333
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.9%
12.	TYPE OF REPORTING PERSON*

PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Technogen Enterprises, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

Number of Shares Beneficially Owned By Each Reporting Person With	5. SOLE VOTING POWER

Nil
6. SHARED VOTING POWER

63,198
7. SOLE DISPOSITIVE POWER

Nil
8. SHARED DISPOSITIVE POWER

63,198

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,198
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

less than 1%
12.	TYPE OF REPORTING PERSON*

00

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Technogen Managers, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

Number of Shares Beneficially Owned By Each Reporting Person With	5. SOLE VOTING POWER

Nil
6. SHARED VOTING POWER

1,043,333
7. SOLE DISPOSITIVE POWER

Nil
8. SHARED DISPOSITIVE POWER

1,043,333

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,043,333
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.9%
12.	TYPE OF REPORTING PERSON*

00

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Isaac Stein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned By Each Reporting Person With	5. SOLE VOTING POWER

585,699
6. SHARED VOTING POWER

1,106,531
7. SOLE DISPOSITIVE POWER

585,699
8. SHARED DISPOSITIVE POWER

1,106,531

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,692,230
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.7%
12.	TYPE OF REPORTING PERSON*

IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 6 of 10 Pages

1.	NAME OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Gordon Ringold
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned By Each Reporting Person With	5. SOLE VOTING POWER

379,996
6. SHARED VOTING POWER

1,106,531
7. SOLE DISPOSITIVE POWER

379,996
8. SHARED DISPOSITIVE POWER

1,106,531

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,486,527
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.1%
12.	TYPE OF REPORTING PERSON*

IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 7 of 10 Pages

Item 1	(a).	Name of Issuer

Maxygen, Inc.

Item 1	(b).	Address of Issuers’ Principal Executive Offices

515 Galveston Drive Redwood City, California 94063

Item 2	(a).	Name of Persons Filing

		I.	Technogen Associates, L.P.

		II.	Technogen Enterprises, L.L.C.

		III.	Technogen Managers, L.L.C.

		IV.	Isaac Stein

		V.	Gordon Ringold

Item 2	(b).	Address of Principal Business Office

275 Middlefield Road Menlo Park, California 94025

Item 2	(c).	Citizenship

I, II and III California

IV and V United States

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.0001

Item 2	(e).	CUSIP Number

577776107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 2(c), check whether the person filing is a:

N.A.

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 8 of 10 Pages

Item 4.	Ownership

The Reporting Persons disclaim membership in a group.

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table. The percentage calculations are based on the 36,103,009 shares of Common Stock reported to be outstanding as of October 31, 2006 in the Issuer’s 10-Q as filed with the Securities and Exchange Commission for the period ended September 30, 2006.

			Power to Vote		Power to Dispose
Person	No. of Securities Beneficially Owned	% of Class	Sole	Shared	Sole	Shared

Technogen Associates, L.P.	1,043,333	2.9%	0	1,043,333	0	1,043,333

Technogen Enterprises, L.L.C.	63,198	*	0	63,198	0	63,198

Technogen Managers, L.L.C. (1)	1,043,333	2.9%	0	1,043,333	0	1,043,333

Isaac Stein (2)	1,692,230	4.7%	585,699	1,106,531	585,699	1,106,531

Gordon Ringold (3)	1,486,527	4.1%	379,996	1,106,531	379,996	1,106,531

Total	2,072,226	5.7%	965,695	1,106,531	965,695	1,106,531

* Less than 1%
(1) Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P.

(2)    Includes 1,043,333 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Mr. Stein is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and has shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the shares held by the limited liability companies. Mr. Stein disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Includes 341,193 shares held by the Stein 1995 Revocable Trust, of which Mr. Stein is a trustee. Includes 243,333 shares that are subject to options exercisable within 60 days of December 31, 2006, of which 5,000 shares are subject to a right of repurchase by the Issuer.

(3)    Includes 1,043,333 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Dr. Ringold is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and has shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the shares held by the limited liability companies. Dr. Ringold disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Includes 344,996 shares held by the Gordon Ringold and Tanya Zarucki 1999 Trust. Includes 35,000 shares that are subject to immediately exerciseable options, of which 5,000 shares are subject to a right of repurchase by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

This statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N.A.

Item 8.	Identification and Classification of Members of the Group

N.A.

Item 9.	Notice of Dissolution of Group

N.A.

Item 10.	Certification

N.A.

Material to be Filed as Exhibits

A. Agreement of Joint Filing

Schedule 13G	Forms

	13G	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007	TECHNOGEN ASSOCIATES, L.P.

	By:	TECHNOGEN MANAGERS, L.L.C.,
its general partner

	By:	/s/ Isaac Stein
Isaac Stein
Member

TECHNOGEN ENTERPRISES, L.L.C.

	By:	/s/ Isaac Stein
Isaac Stein
Member

TECHNOGEN MANAGERS, L.L.C.

	By:	/s/ Isaac Stein
Isaac Stein
Member

/s/ Isaac Stein
Isaac Stein

/s/ Gordon Ringold
Gordon Ringold

Schedule 13G	Forms

	13G	Page 10 of 10 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Maxygen, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

February 9, 2007	TECHNOGEN ASSOCIATES, L.P.

	By:	TECHNOGEN MANAGERS, L.L.C.,
its general partner

	By:	/s/ Isaac Stein
Isaac Stein
Member

TECHNOGEN ENTERPRISES, L.L.C.

	By:	/s/ Isaac Stein
Isaac Stein
Member

TECHNOGEN MANAGERS, L.L.C.

	By:	/s/ Isaac Stein
Isaac Stein
Member

/s/ Isaac Stein
Isaac Stein

/s/ Gordon Ringold
Gordon Ringold